                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                   ----------

                                 SCHEDULE 13D/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 30)


                             MICHAELS STORES, INC.
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.10 PER SHARE
                         (Title of Class of Securities)


                                  594087-10-8
                                 (CUSIP Number)


                                ROBERT L. ESTEP
                           JONES, DAY, REAVIS & POGUE
                           2300 TRAMMELL CROW CENTER
                                2001 ROSS AVENUE
                              DALLAS, TEXAS  75201
                                 (214) 220-3939
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 MARCH 1, 1999
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)

CUSIP NO. 594087-10-8                13D/A                    Page 2 of 10 Pages

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
  1        NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Sam Wyly  ###-##-####
-------------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)  /X/
                                                                 (b)  / /
-------------------------------------------------------------------------------
  3        SEC USE ONLY

-------------------------------------------------------------------------------
  4        SOURCE OF FUNDS*

           BK, OO, WC
-------------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO
           ITEM 2(d) or 2(e)                                       / /
-------------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------------------------------------------------------------------
 NUMBER OF     7       SOLE VOTING POWER
  SHARES
BENEFICIALLY           787,126
   OWNED      -----------------------------------------------------------------
  BY EACH      8       SHARED VOTING POWER
 REPORTING
  PERSON               15,836
   WITH       -----------------------------------------------------------------
               9       SOLE DISPOSITIVE POWER

                       2,387,126
              -----------------------------------------------------------------
              10       SHARED DISPOSITIVE POWER

                       15,836
-------------------------------------------------------------------------------
  11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON

           2,402,962
-------------------------------------------------------------------------------
  12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                         / /

-------------------------------------------------------------------------------
  13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.0%
-------------------------------------------------------------------------------
  14       TYPE OF REPORTING PERSON*

           IN
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

CUSIP NO. 594087-10-8                13D/A                    Page 3 of 10 Pages

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Charles J. Wyly, Jr.  ###-##-####
-------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  /X/
                                                                   (b)  / /
-------------------------------------------------------------------------------
 3       SEC USE ONLY

-------------------------------------------------------------------------------
 4       SOURCE OF FUNDS*

         BK, OO, WC
-------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO
         ITEM 2(d) or 2(e)                                                / /
-------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-------------------------------------------------------------------------------
 NUMBER OF     7       SOLE VOTING POWER
  SHARES
BENEFICIALLY           466,444
   OWNED      -----------------------------------------------------------------
  BY EACH      8       SHARED VOTING POWER
 REPORTING
  PERSON               0
   WITH       -----------------------------------------------------------------
               9       SOLE DISPOSITIVE POWER

                       1,266,444
              -----------------------------------------------------------------
              10       SHARED DISPOSITIVE POWER

                       0
-------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,266,444
-------------------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          / /
-------------------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.3%
-------------------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON*

         IN
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

CUSIP NO. 594087-10-8                13D/A                    Page 4 of 10 Pages

     This Schedule 13D/A Amendment No. 30 hereby amends and restates in its entirety the Schedule 13D, filed jointly by Sam Wyly, Charles J. Wyly, Jr. and Maverick Entrepreneurs Fund, Ltd. ("Maverick Entrepreneurs") with respect to the securities of Michaels Stores, Inc. (the "Company"). The Schedule 13D/A filed on January 30, 1998 terminated Maverick Entrepreneurs' membership in this reporting persons' group.

Item 1.   SECURITY AND ISSUER.

     This statement relates to the ownership of common stock, par value $.10 per share ("Common Stock"), of Michaels Stores, Inc., a Delaware corporation. The Company's principal executive offices are located at 8000 Bent Branch Drive, Irving, Texas 75063.

Item 2.   IDENTITY AND BACKGROUND.

     This Statement is being filed by Mr. Sam Wyly and Mr. Charles J. Wyly, Jr. (collectively, the "Reporting Persons").

     The principal business and office address for each of the Reporting Persons is 300 Crescent Court, Suite 1000, Dallas, Texas 75201. Sam Wyly is principally employed as Chairman of the Board of Directors of each of Sterling Software, Inc. and the Company. Charles J. Wyly, Jr. is principally employed as Vice Chairman of the Board of Directors of each of Sterling Software, Inc. and the Company.

     No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body resulting in subjection to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Sam Wyly and Charles J. Wyly, Jr. is each a citizen of the United
States.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The source of funds to hold a portion of the shares of Common Stock is borrowings under revolving lines of credit maintained with NationsBank of Texas, N.A. ("NationsBank") by each of (i) the trusts described in Item 5 for which Sam Wyly is trustee (the "Sam Wyly Trusts") and Tallulah, Ltd., and
(ii) the trusts described in Item 5 for which Charles J. Wyly, Jr. is trustee (the "Charles Wyly Trusts") and Brush Creek, Ltd. See Item 6 below.

     The options described in Item 5 as held by Sam Wyly and Charles J. Wyly, Jr. were granted under stock option plans of the Company.

Item 4.   PURPOSE OF TRANSACTION.

     The shares of Common Stock acquired by the Reporting Persons were acquired for investment. Depending upon market conditions and other factors that they deem material to an investment decision, the Reporting Persons may purchase additional shares of Common Stock from time to time or may dispose of all or a portion of the shares of Common Stock they now beneficially own or may hereafter acquire. Except as set forth in this Item 4, none of the Reporting Persons has any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

CUSIP NO. 594087-10-8                13D/A                    Page 5 of 10 Pages

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a)-(c) On November 2, 1998, Sam Wyly resigned as trustee of the Laurie L. Wyly Revocable Trust and no longer has a reportable beneficial interest in the Common Stock owned by the trustee of the Laurie L. Wyly Revocable Trust.

     On March 1, 1999, Sam Wyly was granted options to purchase 400,000 shares of Common Stock under the Company's 1997 Stock Option Plan.

     As a result of the above transactions, Sam Wyly beneficially owns 2,402,962 shares, or approximately 8.0% of the outstanding Common Stock.
Sam Wyly beneficially owns (i) 1,600,000 of such shares by virtue of his ownership of options to purchase Common Stock, (ii) 589,536 of such shares as the sole general partner of Tallulah, Ltd., (iii) 15,836 of such shares by virtue of his holding a power of attorney to vote the shares of two adult children, and (iv) an aggregate of 197,590 of such shares as the sole trustee of the Sam Wyly Trusts listed below:

                                                   NUMBER OF SHARES
                       NAME OF TRUST              BENEFICIALLY OWNED
                       -------------              ------------------
          1.  The Christiana Parker Wyly Trust         37,393
          2.  The Andrew David Sparrow Wyly Trust      37,393
          3.  The Lisa Wyly Revocable Trust            58,943
          4.  The Kelly Wyly Elliot Trust              63,861

Sam Wyly possesses sole voting power with respect to 787,126 shares of Common Stock, sole dispositive power with respect to 2,387,126 shares of Common Stock and shared voting and disposition power with respect to 15,836 shares of Common Stock.

     On March 1, 1999, Charles J. Wyly, Jr. was granted options to purchase 200,000 shares of Common Stock under the Company's 1997 Stock Option Plan.

     As a result of the above transaction, Charles J. Wyly, Jr. beneficially owns 1,266,444 shares, or approximately 4.3% of the outstanding Common Stock. Charles J. Wyly, Jr. beneficially owns (i) 800,000 of such shares by virtue of his ownership of options to purchase Common Stock, (ii) 80,000 of such shares as the sole general partner of Brush Creek, Ltd., and (iii) an aggregate of 386,444 of such shares as trustee of the Charles Wyly Trusts listed below:

                                                   NUMBER OF SHARES
                       NAME OF TRUST              BENEFICIALLY OWNED
                       -------------              ------------------
          1.  The Martha Caroline Wyly Trust             74,969
          2.  The Charles J. Wyly, III Trust            104,403
          3.  The Emily Ann Wyly Trust                  104,302
          4.  The Jennifer Lynn Wyly Trust              102,770

Charles J. Wyly, Jr. possesses sole voting power with respect to 464,444 shares of Common Stock and sole dispositive power with respect to 1,266,444 shares of Common Stock.

     The Reporting Persons as a group beneficially own an aggregate of 3,669,406 shares of Common Stock, or approximately 11.8% of the outstanding Common Stock. The Reporting Persons as a group

CUSIP NO. 594087-10-8                13D/A                    Page 6 of 10 Pages

have sole voting power with respect to 1,253,570 shares of Common Stock and sole dispositive power with respect to 3,653,570 shares of Common Stock. The Reporting Persons as a group have shared voting and disposition power with respect to 15,836 shares of Common Stock.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock deemed to be beneficially owned by the Reporting Persons.

     (e)  Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Each of (i) the Sam Wyly Trusts and Tallulah, Ltd. and (ii) the Charles Wyly Trusts and Brush Creek, Ltd. maintains separate revolving lines of credit with NationsBank (collectively, the "NationsBank Credit Facilities"). The obligations of each borrower to repay advances made under its NationsBank Credit Facilities are several, full-recourse obligations that are secured by the pledge of shares of Common Stock beneficially owned by the Reporting Persons as well as other securities. Each advance under a NationsBank Credit Facility bears interest at NationsBank's prime rate or at a floating rate, as elected by the borrower. Sam Wyly and Charles J. Wyly, Jr. have each guaranteed the obligations of Maverick Entrepreneurs under its separate revolving line of credit with NationsBank. The NationsBank Credit Facilities will mature on November 22, 1999.

     The foregoing descriptions of the agreements relating to the Loan Agreements, the Security Documents and the NationsBank Credit Facilities are qualified in their entirety by reference to such agreements, copies of which have been filed as exhibits to this Schedule 13D and are incorporated herein by reference.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

 Exhibit 1*     Agreement pursuant to Rule 13d-1(k)(1)(iii).

 Exhibit 2.1    Form of Amended and Restated Loan Agreement, dated
                November 22, 1996, among NationsBank and each of (i) the Sam Wyly Trusts and Tallulah, Ltd.; (ii) the
                Charles Wyly Trusts and Brush Creek Limited; and
                (iii) Maverick Entrepreneurs Fund, Ltd. (Previously filed as Exhibit 2 to Amendment No. 26 to this
                Schedule 13D.)

 Exhibit 2.2 Form of Pledge Agreement, dated November 22, 1994, between NationsBank and each of (i) Tallulah, Ltd.;
                (ii) the Sam Wyly Trusts; (iii) Brush Creek, Ltd.;
                (iv) the Charles Wyly Trusts; and (v) Maverick
                Entrepreneurs Fund, Ltd.  (Previously filed as
                Exhibit 3 to Amendment No. 26 to this Schedule 13D.)

 Exhibit 2.3    Form of Collateral Maintenance Agreement, dated
                November 22, 1994, between NationsBank and each of
                (i) Tallulah, Ltd.; (ii) the Sam Wyly Trusts;
                (iii) Brush Creek, Ltd.; (iv) the Charles Wyly
                Trusts; and (v) Maverick Entrepreneurs Fund, Ltd.
                (Previously filed as Exhibit 4 to Amendment No. 26 to this Schedule 13D.)

-------------------------
* Filed herewith.


CUSIP NO. 594087-10-8                13D/A                    Page 7 of 10 Pages

 Exhibit 2.4    Guaranty, executed as of November 22, 1994, by
                Tallulah, Ltd., the Sam Wyly Trusts, Brush Creek,
                Ltd., the Charles Wyly Trusts, and Evan Wyly, in favor of NationsBank. (Previously filed as Exhibit 5 to Amendment No. 26 to this Schedule 13D.)

CUSIP NO. 594087-10-8                13D/A                    Page 8 of 10 Pages

                                  SIGNATURES

     After reasonable inquiry, and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:     April 23, 1999                     /s/ SAM WYLY
                                             -----------------------------------
                                             Sam Wyly



                                             /s/ CHARLES J. WYLY, JR.
                                             -----------------------------------
                                             Charles J. Wyly, Jr.

CUSIP NO. 594087-10-8                13D/A                    Page 9 of 10 Pages

                                 EXHIBIT INDEX


EXHIBIT
  NO.
-------
 1*     Agreement pursuant to Rule 13d-1(k)(1)(iii).

 2.1.   Form of Amended and Restated Loan Agreement, dated November 22,
        1996, among NationsBank and each of (i) the Sam Wyly Trusts and Tallulah, Ltd.; (ii) the Charles Wyly Trusts and Brush Creek
        Limited; and (iii) Maverick Entrepreneurs Fund, Ltd. (Previously filed as Exhibit 2 to Amendment No. 26 to this Schedule 13D.)

 2.2.   Form of Pledge Agreement, dated November 22, 1994, between
        NationsBank and each of (i) Tallulah, Ltd.; (ii) the Sam Wyly
        Trusts; (iii) Brush Creek, Ltd.; (iv) the Charles Wyly Trusts;
        and (v) Maverick Entrepreneurs Fund, Ltd.  (Previously filed as
        Exhibit 3 to Amendment No. 26 to this Schedule 13D.)

 2.3.   Form of Collateral Maintenance Agreement, dated November 22,
        1994, between NationsBank and each of (i) Tallulah, Ltd.;
        (ii) the Sam Wyly Trusts; (iii) Brush Creek, Ltd.; (iv) the
        Charles Wyly Trusts; and (v) Maverick Entrepreneurs Fund, Ltd.
        (Previously filed as Exhibit 4 to Amendment No. 26 to this
        Schedule 13D.)

 2.4. Guaranty, executed as of November 22, 1994, by Tallulah, Ltd., the Sam Wyly Trusts, Brush Creek, Ltd., the Charles Wyly Trusts, and Evan Wyly, in favor of NationsBank. (Previously filed as Exhibit 5 to Amendment No. 26 to this Schedule 13D.)








-----------------
* Filed herewith.